Exhibit 99.1

New Century Logistics (BVI) Limited announced the proposed acquisition of 51% shares of Asiatic Logistics Limited to deepen its strategic layout in Asia and build a new global logistics ecosystem

Hong Kong, China, June 4, 2025 —— On June 4, 2025, New Century Logistics (BVI) Limited (hereinafter referred to as “New Century”) has entered into a Letter of Intent (hereinafter referred to as “LOI”) with Ms. Chiu Nga Ting, the sole shareholder of Asiatic Logistics Limited ( hereinafter referred to as “Asiatic”), to acquire 51% of the issued and outstanding shares of Asiatic. This strategic move is aimed at enhancing New Century’s presence in Asia and advancing the development of a comprehensive global logistics ecosystem. The signing of the LOI signifies a significant milestone in the ongoing strategic partnership between New Century and Asiatic. It builds upon the existing framework agreement and underscores the mutual commitment to leveraging synergies and optimizing operational efficiencies. This acquisition is expected to bolster New Century’s core advantages in the Asian market and catalyze the full-chain upgrade of its global logistics network.

Strategic upgrade: from framework cooperation to equity binding, build a deep collaborative ecology

New Century and Asiatic have a long-standing history of collaboration. In July 2023, the two parties entered into a Strategic Cooperation Framework Agreement, focusing on complementary transportation services, joint market expansion, and resource sharing. The goal of this partnership was to build an integrated “global-regional” logistics network. The proposed acquisition of 51% equity in Asiatic represents a strategic upgrade based on the successful outcomes of previous cooperation. This move aims to deepen the mechanism of shared benefits through equity binding, promoting a leapfrog development from business collaboration to strategic win-win outcomes.

Asiatic, as a benchmark company in the logistics sector of East Asia, has been deeply involved in the air freight markets of Japan and Southeast Asia since its establishment in 2007. Asia has leveraged its core services, such as “Japan Dedicated Line,” “General Cargo Charter Flights,” and “Special Cargo Transportation,” along with the support of its subsidiary, JP International Logistics Limited (which focuses on Japanese e-commerce business), to become one of the most competitive logistics service providers in East Asia. Its main businesses, including “Hong Kong to Japan Charter Flights for E-commerce” and “Air Freight Capacity in Europe/Western Asia/Southeast Asia,” complement the cross-continental air freight advantages of New Century in the United States, Europe, and the Middle East.

Core of acquisition: strengthen the Asian hub and improve the global network loop

Pursuant to the LOI, the specifics of the proposed 51% equity transaction, including the purchase price and payment terms, will be finalized through a subsequent formal acquisition agreement. This agreement will take into account various factors, such as Asiatic’s financial performance, the prevailing market environment and relevant industry benchmarks.

The strategic value of the acquisition to New Century is evident in the following three key areas:

1.	Deep cultivation in the Asian market: Asiatic’s extensive local network, customs clearance experience, and e-commerce freight advantages in Japan and Southeast Asia will significantly bolster New Century’s “last mile” service offerings in Asia. This is particularly crucial given the rapid growth of cross-border e-commerce, enabling New Century to solidify its position as a leading logistics hub in East Asia.

2.	Global Link Network Expansion: By integrating Asiatic’s operations with New Century’s existing routes in the United States, Europe, and the Middle East, the acquisition will create a seamless “Asia-Europe-Middle East” logistics corridor. This will allow New Century to offer customers an integrated “door-to-door” cross-border transportation solution, enhancing its global logistics capabilities.

3.	Resource collaboration and efficiency: The two parties will collaborate further by sharing warehousing facilities, transportation vehicles, and supply chain management systems. This synergy will optimize transportation times and costs while improving market penetration through customer referral mechanisms .

Future plan: with Japan as the core, expand the new map of Asian business

Upon the successful completion of the acquisition, New Century will designate Japan as one of its key strategic hubs in Asia, leveraging it to expand both regional and transcontinental business operations. The following initiatives outline New Century’s strategic roadmap:

●	Strengthen the function of Japan hub: Utilizing Asiatic’s “special line charter,” “e-commerce” services, and the expertise of its subsidiary, JP International, Japan will be developed into a “transshipment center” for New Century’s Asia region. This hub will connect Southeast Asia, Europe, America, and the Middle East markets, creating a multi-directional logistics channel that links “Japan-Southeast Asia-global;

●	Develop customized e-commerce logistics products: In response to the explosive growth of the Japanese cross-border e-commerce market, New Century will collaborate with Asiatic to launch a “Japan-global” e-commerce special line service. This service will cover the entire process of forward transportation, customs clearance, warehousing, and terminal distribution, offering e-commerce customers an expedited “72-hour customs clearance + 48-hour door-to-door” express logistics experience.

●	Deepening local resource integration: Leveraging the Asiatic team’s in-depth understanding of the Japanese market, New Century plans to establish strategic partnerships with leading e-commerce platforms and manufacturing enterprises in Japan. This initiative aims to expand the customer base and enhance market penetration.

●	Driving digital and intelligent upgrades: New Century will integrate its self-developed “Global Supply Chain Visualization System” with Asiatic’s existing management platform. This integration will enable real-time synchronization of Japanese warehousing, transportation, and customs clearance data. The enhanced system will improve the accuracy of cargo tracking and the efficiency of abnormal response, providing customers with “one-click query and whole-process control” digital services.

Integrity as the foundation, future outlook

The chairman of the New Century board stated: “ Asiatic is a ‘hidden champion’ in the East Asian logistics markets, with deep roots in Japan and Southeast Asia. This acquisition is a perfect fit with our global network, extending our business reach and upgrading our strategic ecosystem. We will use Asia as our bridgehead to drive global logistics services toward greater efficiency and closer alignment with customer needs. Our commitment to integrity and future outlook will guide us as we build a stronger, more integrated global logistics platform.”

Ms. Chiu Nga Ting, shareholder of Asiatic, pointed out: “ As a NASDAQ-listed company, New Century’s international resource integration capabilities and capital strength are key drivers for Asiatic’s advancement into cross-continental logistics. We believe that through equity cooperation, both parties will achieve a synergistic effect where ‘1+1>2’, creating greater value for our customers. This partnership is not just about growth; it’s about building a future where logistics is seamless, efficient, and customer-centric.”

About Asiatic Logistics Limited

Asiatic Logistics was established in 2007, with its headquarters in Kowloon Bay, Hong Kong. Asiatic Logistics focuses on the air freight markets of Japan and Southeast Asia, offering services such as general cargo air transport, special cargo transportation, customized solutions, customs clearance agency, and cargo tracking. and is one of the most competitive logistics providers in East Asia.

About New Century Logistics (BVI) Limited

New Century is an international freight forwarding company and logistics service provider. Its customers include direct shippers and other freight forwarders. New Century assists its clients in both importing and exporting of goods which principally involves the arrangement of shipment upon receipt of booking instructions from our customers, including sale of cargo space, cargo pick up, off-airport air cargo security screening, palletization, preparation of shipping documentation, arrangement of customs clearance and cargo handling at ports. New Century’s freight forwarding services principally generate revenues from air freight export shipments to regions such as North America, Europe and Asia.

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS

This press release contains “forward-looking statements”. You can identify forward-looking statements as those that are not historical in nature, particularly those that use terminology such as “may,” “should,” “expects,” “anticipates,” “contemplates,” “estimates,” “believes,” “plans,” “projected,” “predicts,” “potential,” or “hopes” or the negative of these or similar terms. The reader is cautioned not to rely on these forward-looking statements. Actual results could vary materially from the expectations and projections of New Century. We base these forward-looking statements on our expectations and projections about future events, which we derive from the information currently available to us. By identifying such information and statements in this manner, New Century is alerting the reader that such information and statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of New Century to be materially different from those expressed or implied by such information and statements. A more complete discussion of the risks and uncertainties facing New Century appears in the registration statement and in New Century’s Annual Information Form and other continuous disclosure filings, which are available on EDGAR at www.sec.gov. Although New Century has attempted to identify important factors that could cause actual results to differ materially from those contained in the forward-looking information and forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. In connection with the forward-looking information and forward-looking statements contained in this press release, New Century has made certain assumptions. Although New Century believes that the assumptions and factors used in preparing, and the expectations contained in, the forward-looking information and statements are reasonable, undue reliance should not be placed on such information and statements, and no assurance or guarantee can be given that such forward-looking information and statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information and statements. The forward-looking statements discussed in this press release and other statements made from time to time by us or our representatives, may not occur, and actual events and results may differ materially and are subject to risks, uncertainties and assumptions about us, including those described in New Century’s prospectus filed with the SEC. We do not undertake to update any forward-looking statement as a result of new information or future events or developments, except as required by U.S. federal securities laws.

Contact:

ir@nclogistics.com.hk

New Century Logistics (BVI) Ltd

A-E 33/F King Palace Plaza

55 King Yip Street

Kwun Tong Hong Kong

www.nclogistics.com.hk